July 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Jimmy McNamara
Joe McCann

Re:	LianBio
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 28, 2023
File No. 001-40947
Ladies and Gentlemen:

LianBio (the “Company”, “we”, “our” or “us”) is submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the Staff of the Commission (the “Staff”), dated July 10, 2023, pertaining to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s response thereto.
Capitalized terms used but not defined herein are used herein as defined in the Form 10-K
.

Part 1
Item 1. Business, page 8

1.In future filings, please disclose prominently at the onset of Part I that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries.
Response to Comment 1:
    We respectfully acknowledge the Staff’s comment and advise the Staff that we will revise our disclosure as requested in our future filings.
103 Carnegie Center Drive
Suite 309
Princeton, NJ 08540
www.lianbio.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 175

2.You disclose on page 185 that you “monitor research and development expenses directly associated with (y)our clinical assets at the program level to some degree, however, indirect costs associated with clinical development and the balance of our research and development expenses are not tracked at the program or candidate level.” Further, it appears you have experienced a significant increase in your CRO costs since the periods presented in your initial registration statement, such that separate disclosure is warranted at this point. For the portion of your CRO costs presented in your table on page 179 that you do track on a program or product candidate basis, revise your future filings to separately quantify those amounts by program or product candidate.
Response to Comment 2:
We respectfully acknowledge the Staff’s comment and advise the Staff that we will revise the disclosure in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Key Components of Results of Operations” in our future filings, beginning with the Form 10-Q for the quarter ended June 30, 2023. We believe that this revised disclosure is consistent with industry practice and would more meaningfully present our research and development expenses given the evolution over time of such expenses for the Company. For illustrative purposes, we have included a markup of the corresponding section from our Form 10-Q for the quarter ended March 31, 2023 in Annex A to this letter.
*    *    *

We hope that the foregoing has been responsive to the Staff’s comment.
If you have any questions about this letter or require any further information, please call me at 617 259 7744.
    Very truly yours,
    /s/ Yi Larson
    Yi Larson
    Chief Financial Officer

cc:     Yizhe Wang, Ph.D. (LianBio)

Annex A

Key Components of Results of Operations
Research and development expenses
We believe our ability to successfully develop product candidates will be a significant factor affecting our long-term competitiveness, as well as our future growth and development. Developing high quality product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investment in this area.
We expect our research and development expense to increase significantly in connection with our ongoing activities, particularly as we advance the clinical development of our product candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future product candidates. These expenses include:
•payments made under third party licensing and asset acquisition agreements;
•employee-related expense, including salaries, related benefits, equity-based compensation and travel expenses for employees engaged in research and development functions;
•expense incurred in connection with the clinical development of our product candidates, including expenses incurred under agreements with contract research organizations (“CROs”);
•costs related to compliance with regulatory requirements; and
•facilities, depreciation and amortization, insurance and other direct and allocated expense incurred as a result of research and development activities.
The following table sets forth the components of our research and development expenses for the periods indicated:

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Research and development expenses (in thousands):
Licensing fees	$2,500	$5,000
Employee related expense	2,815	2,823
CRO costs	4,679	3,702
Other costs	837	804
Total	$10,831	$12,329

We monitor R&D expenses associated with our clinical assets at the program level to some degree. We do not allocate employee-related expenses and other costs to specific R&D programs as these costs are deployed across multiple programs under R&D and are separately classified as unallocated R&D expenses.

The following table summarizes our R&D expenses by program for the periods shown:

Research and development expenses (in thousands)
	Three months ended 3/31/2023	Three months ended 3/31/2022
Mavacamten
Infigratinib
BBP-398
NBTXR3
LYR210

TP-03
Employee related expenses
Other costs
Total research and development expenses	$	$

~~Licensing arrangements~~
~~Our results of operations have been, and we expect them to continue to be, affected by our licensing, collaboration and development agreements. We are generally required to make upfront payments upon entry into such agreements and milestone payments upon the achievement of certain development, regulatory and commercial milestones for the relevant product candidate under these agreements, as well as tiered royalties based on net sales of the license products. These upfront payments and milestone payments upon the achievement of certain development and regulatory milestones are recorded in research and development expense in our consolidated financial statements and totaled $2.5 million and $5.0 million, for the three months ended March 31, 2023 and March 31, 2022, respectively.~~
~~The following table sets forth a breakdown of licensing fees by program for the periods indicated:~~

	~~Three Months Ended March 31, 2023~~		~~Three Months Ended March 31, 2022~~
~~Licensing fees:~~
~~TP-03~~	~~$~~	~~2,500~~ 	~~$~~
~~LYR-210~~	~~—~~		~~5,000~~
~~Total~~	~~$~~	~~2,500~~ 	~~$ 5,000~~
General and administrative expenses
Our general and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, auditing, tax services and insurance costs.
We expect that our general and administrative expenses will increase in the future to support continued development and commercialization of our product candidates. These increases will likely include increased costs related to hiring additional personnel and fees to outside consultants, attorneys and accountants, among other expenses. Additionally, we have incurred and will continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and office insurance costs, and investor and public relations costs.
Interest income, net
Interest income, net consists of interest income received on our cash balances and marketable securities and from the amortization/accretion on the premiums/discounts on marketable securities.
Other income (expense), net
Other income (expense), net consists of unrealized gains and losses on foreign currencies held in our China subsidiary, Shanghai LianBio Development Co., Ltd., unrealized foreign exchange activity from the remeasurement of our intercompany payables, bank fees incurred on our cash balances and depositary fees related to our ADSs.
Income taxes

Provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We expect income tax expense to increase over time as the Company continues to grow net income.
We recorded income tax expense (benefit) of $0.4 million and $0.0 million for the three months ended March 31, 2023 and March 31, 2022, respectively.